Exhibit 2.14

Non-Negotiable Intercompany Note

Studio City Investments Limited

Up to US$825,000,000

Studio City Finance Limited

Hong Kong, China

November 26, 2012

Studio City Finance Limited (the “Company”) has issued 8.500% Senior Notes (the “Senior Notes”) in the aggregate principal amount of US$825,000,000 pursuant to an Indenture dated as of November 26, 2012 (the “Indenture”) among itself, certain guarantors, DB Trustees (Hong Kong) Limited, as trustee (the “Trustee”) and as collateral agent (the “Collateral Agent”), and the other parties as described therein. In connection therewith, the Company has entered into a Note Disbursement and Account Agreement dated as of November 26, 2012 (the “NDAA”) with the Trustee, the Collateral Agent and the other parties as described therein. As the proceeds from the issuance of the Senior Notes are disbursed in accordance with the NDAA, each such disbursement shall constitute an advance in the same amount made to Studio City Investments Limited (the “Borrower”) or to another party at the Borrower’s direction (each an “Advance”). On the date hereof, the outstanding amount advanced under this Intercompany Note is US$13,200,000.

The Borrower promises to repay to the Company, or order, on December 1, 2020 the aggregate of all the Advances, which shall be an amount not exceeding US$825,000,000, or so much thereof as may remain unpaid, and to pay to the Company on the date hereof an upfront fee in the amount of US$13,200,000 (receipt of which by the Company is hereby acknowledged) and:

(a) a commitment fee on the undisbursed amount of Senior Note proceeds (which, subject to the satisfaction of any conditions precedent specified in the NDAA, are available to be disbursed); and

(b) interest on the unpaid balance of the outstanding aggregate principal amount of the Advances;

at the rate of eight and a half per cent (8.500%) per annum (computed on the basis of a 360 day year of twelve 30 day months) payable in arrears on each of the dates below:

(i) on each interest payment date for the Senior Notes until the Opening Date (as defined in the NDAA);

(ii) on the Opening Date; and

(iii) thereafter monthly on the first day of each month,

(each, an “Interest Payment Date”),

until such unpaid balance shall be paid in full. Any Interest Payment Date that would otherwise fall on a date that is not a Business Day (as defined in the Indenture referred to below) shall be postponed to the next succeeding Business Day. If the Borrower fails to pay when due all or any portion of the principal, interest or commitment fee, under this Note, such unpaid principal and (to the extent permitted by law) unpaid interest or fees shall bear interest from each day from the date it became so due until paid in full, payable on demand, at the rate of one per cent (1%) per annum in excess of the otherwise applicable interest rate. The Borrower shall, on demand by the Company, also pay to the Company an amount up to an amount equal to (i) any amounts required to be paid by the Company to the Trustee under the Indenture or to the Collateral Agent under the Note Pledge Agreement (as both such terms are defined below) and (ii) Additional Amounts (as defined in the Indenture), if any. All payments of principal, interest and other amounts shall be made in lawful money of the United States of America at the office of the Company, or at such other place as the holder hereof shall have designated to the Borrower in writing.

This Note may be prepaid, in whole or in part, at any time. Any such prepayment shall be made together with accrued and unpaid interest hereon plus, on demand by the Company, to the extent applicable, the Borrower shall also pay premium in an amount up to an amount equal to any premium paid or then required to be paid by the terms of the Senior Notes in connection with any like prepayment of the Senior Notes. In addition, should the Company elect to prepay, or be required by the terms of the Senior Notes to prepay, all or a portion of such Senior Notes on any day, the Borrower shall on demand by the Company, prepay a like principal amount of the principal of this Note, together with accrued and unpaid interest (and, if all, any accrued and unpaid commitment fee), plus an amount up to an amount equal to any premium paid or then due by the Company under the Senior Notes. Should the Company be required at any time to pay any Additional Amounts (as defined in the Indenture) in connection with any withholding or deduction for or on account of taxes, duties, assessments or governmental charges of whatever nature under the terms of the Senior Notes, the Borrower shall also pay on demand by the Company as additional interest hereunder, an amount up to the amount of such Additional Amounts then due under the Senior Notes..

Upon any exercise of remedies pursuant to Section 9(b) of the Note Pledge Agreement, the unpaid principal amount hereof shall become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Borrower.

No failure to exercise and no delay in exercising, on the part of the Company of this Note, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privilege herein provided are cumulative and not exclusive of any rights, remedies, power and privileges provided by law.

This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

This Note may be executed manually or by facsimile or electronically transmitted signature, and any such signature shall be for all purposes as an original.

This Note is being pledged to DB Trustees (Hong Kong) Limited as collateral agent (the “Collateral Agent”) for the benefit of the Trustee and the Holders pursuant to that certain Pledge Agreement (the “Note Pledge Agreement”) dated as of November 26, 2012 between the Company and the Collateral Agent to secure the Company’s obligations under the Indenture and the Senior Notes. Except pursuant to, in accordance with or otherwise in connection with the Note Pledge Agreement, this Note cannot be pledged, sold, assigned or otherwise transferred. The Borrower agrees not to take any actions, make any payments or accept any instructions from the Company after any exercise of remedies pursuant to Section 9 of the Note Pledge Agreement that conflict with the Collateral Agent’s rights under the Note Pledge Agreement until the Secured Obligations (as defined in the Note Pledge Agreement) have been performed and paid in full.

This Note is a not a negotiable instrument.

IN WITNESS WHEREOF, the Borrower has caused its duly authorized officer to execute and deliver this Note as of the day and year first above written.

(Signature page follows)

STUDIO CITY INVESTMENTS LIMITED

By:	/s/ GEOFFREY DAVIS
Name:	GEOFFREY DAVIS
Title:	Authorized Signatory

Signature Page to the Intercompany Note